1701 Market Street	Morgan, Lewis
Philadelphia, PA 19103-2921	& Bockius LLP
215.963.5000	Counselors at Law
Fax: 215.963.5001

John J. O’Brien

Associate

215.963.4969

jobrien@morganlewis.com

August 9, 2010

FILED AS EDGAR CORRESPONDENCE

Ms. Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, DC 20549

Re:                               SEI Asset Allocation Trust — Follow-up to 485(b) Filing

Dear Ms. O’Neal-Johnson:

On behalf of our client, SEI Asset Allocation Trust (the “Trust” or “SAAT”), this letter responds to the comment you provided via telephone on August 5, 2010, regarding the Rule 485(b) materials filed on July 29, 2010, and affecting the SAAT Diversified Global Growth, Diversified Global Moderate Growth and Diversified Global Stock Funds (each, a “Fund,” and together, the “Funds”).  Below, we have briefly summarized your comment, followed by our response.

Comment.              The SEC staff’s informal position is that a fund with the term “global” in its name must invest at least 40% of its assets in securities of businesses outside the U.S. (30% during unfavorable market conditions).  With respect to the Funds, please provide the SEC staff with a letter stating either that (a) each of the Funds is in compliance with, and will adopt as an investment policy, the SEC staff’s position on the use of the term “global” in a fund’s name, or (b) the removal of the term “global” from the name of each Fund is an agenda item at the next regularly scheduled meeting of the Trust’s Board of Trustees.

Response.              After thorough consideration of the two options that the SEC staff has imposed, the Funds’ investment adviser has determined that it will seek approval from the Trust’s Board of Trustees at its August 12, 2010 meeting to change the name of each Fund.

I hereby acknowledge on behalf of, and with the express authority granted by, the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-4969.

Very truly yours,

/s/ John J. O’Brien
John J. O’Brien